Exhibit 99.1

SINA Reports First Quarter 2020 Unaudited Financial Results

BEIJING, China—May 19, 2020—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•          Net revenues decreased 8% year-over-year to $435.1 million. Non-GAAP net revenues decreased 8% year-over-year to $432.4 million, representing a decrease of 4% on a constant currency basis [1].

•          Advertising revenues decreased 20% year-over-year to $310.0 million.

•          Non-advertising revenues increased 44% year-over-year to $125.1 million. Non-GAAP non-advertising revenues increased 45% year-over-year to $122.4 million.

•          Net income attributable to SINA was $82.4 million, or $1.21 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $17.0 million, or $0.25 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the first quarter of 2020 had been the same as it was in the first quarter of 2019, or RMB6.73=US$1.00.

First Quarter 2020 Financial Results

For the first quarter of 2020, SINA reported net revenues of $435.1 million, a decrease of 8% compared to $475.1 million for the same period last year. Non-GAAP net revenues for the first quarter of 2020 were $432.4 million, a decrease of 8% compared to $472.5 million for the same period last year.

Advertising revenues for the first quarter of 2020 were $310.0 million, a decrease of 20% compared to $388.0 million for the same period last year, primarily due to the adverse impact of the coronavirus pandemic on the overall advertising demand, as well as negative currency translation impact.

Non-advertising revenues for the first quarter of 2020 were $125.1 million, an increase of 44% compared to $87.1 million for the same period last year. Non-GAAP non-advertising revenues for the first quarter of 2020 were $122.4 million, an increase of 45% compared to $84.5 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to increased revenues generated from SINA Fintech businesses, due to growth in loan facilitation volume as well as gross reporting of certain Fintech revenues as required by ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”.

Gross margin for the first quarter of 2020 was 66%, compared to 76% for the same period last year. Advertising gross margin for the first quarter of 2020 was 75%, compared to 78% for the same period last year. Non-advertising gross margin for the first quarter of 2020 was 44%, compared to 64% for the same period last year, primarily attributable to the adoption of the current expected credit losses methodology in estimating allowances for credit losses for Fintech businesses and reporting revenue and cost on a gross basis for certain Fintech businesses in accordance with ASU 2016-13.

Operating expenses for the first quarter of 2020 totaled $257.9 million, compared to $272.7 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2020 totaled $231.7 million, compared to $245.3 million for the same period last year.

Income from operations for the first quarter of 2020 was $30.8 million, compared to $86.9 million for the same period last year. Operating margin was 7%, compared to 18% for the same period last year, as reduced expenses resulting from coronavirus pandemic disruption could not fully offset the revenue impact of the pandemic. Non-GAAP income from operations for the first quarter of 2020 was $57.1 million, compared to $114.2 million for the same period last year. Non-GAAP operating margin was 13%, compared to 24% for the same period last year.

Non-operating income for the first quarter of 2020 was $126.7 million, compared to $77.7 million for the same period last year. Non-operating income for the first quarter of 2020 included (i) a $153.5 million gain on deemed disposal and a $47.1 million net loss on sale of investments, fair value changes and impairment on investments, which are excluded under non-GAAP measure; (ii) a $15.0 million net earnings from equity method investments, which is reported one quarter in arrears; and (iii) a $5.2 million net interest and other income. Non-operating income for the first quarter of 2019 included (i) an $80.8 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; (ii) a $13.1 million net interest and other income; and (iii) a $16.3 million net loss from equity method investments, which is reported one quarter in arrears.

Income tax expenses for the first quarter of 2020 were $25.8 million, compared to $65.2 million for the same period last year, largely attributable to a decrease in deferred tax charges recognized from the fair value changes of investments as well as reduced profitability in the first quarter of 2020 compared with the same period last year.

Net income attributable to SINA’s ordinary shareholders for the first quarter of 2020 was $82.4 million, compared to $33.1 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2020 was $1.21, compared to $0.46 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the first quarter of 2020 was $17.0 million, compared to $28.9 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2020 was $0.25, compared to $0.40 for the same period last year.

As of March 31, 2020, SINA’s cash, cash equivalents and short-term investments totaled $2.7 billion, compared to $2.9 billion as of December 31, 2019. For the first quarter of 2020, net cash provided by operating activities was $77.3 million, capital expenditures totaled $11.1 million, and depreciation and amortization expenses amounted to $11.5 million.

Other Development

As of March 31, 2020, the Company has repurchased approximately 3.2 million shares at an average cost of $30.59 under the 2020 New Program. There were 65,384,161 ordinary shares outstanding as of March 31, 2020.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP advertising revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income (loss) attributable to SINA’s ordinary shareholders and non-GAAP diluted net income (loss) per share. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, litigation reserve for arbitration, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments (net of share of amortization of intangibles not on their books), gain (loss) on sale of investment, gain (loss) on deemed disposal, fair value changes and impairment on investment, adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests, amortization of convertible debt and senior notes issuance cost, and income tax effects of above non-GAAP to GAAP reconciling items. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain (loss) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. – 8:40 a.m. Eastern Time on May 19, 2020 (or 8:10 p.m. – 8:40 p.m. Beijing Time on May 19, 2020) to present an overview of the Company’s financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10006810-invite.html

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly. A replay of the conference call may be accessed by phone at the following number until May 27, 2020:

United States:	1855 883 1031
Hong Kong:	800 930 639
International:	+61 7 3107 6325
Replay PIN:	10006810

Additionally, a live and archived webcast of this conference call will be available at http://ir.sina.com.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and Fintech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2019 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2020	2019	2019
Net revenues:
Advertising	$309,995	$388,025	$460,864
Non-advertising	125,056	87,114	132,450
	435,051	475,139	593,314
Cost of revenues (1):
Advertising	76,855	84,379	88,121
Non-advertising	69,534	31,144	48,121
	146,389	115,523	136,242
Gross profit	288,662	359,616	457,072

Operating expenses:
Sales and marketing (1)	127,156	145,478	165,367
Product development (1)	91,977	94,049	95,638
General and administrative (1)	38,726	33,160	177,411
	257,859	272,687	438,416
Income from operations	30,803	86,929	18,656

Non-operating income (loss):
Earning (loss) from equity method investments, net	15,048	(16,253)	10,353
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	106,444	80,806	(234,106)
Interest and other income, net	5,189	13,102	15,312
	126,681	77,655	(208,441)

Income (loss) before income taxes	157,484	164,584	(189,785)
Income tax expenses	(25,787)	(65,235)	(6,580)

Net income (loss)	131,697	99,349	(196,365)
Less: Net income (loss) attributable to non-controlling interests	49,257	66,266	(20,919)

Net income (loss) attributable to SINA’s ordinary shareholders	$82,440	$33,083	$(175,446)

Basic net income (loss) per share	$1.21	$0.48	$(2.53)
Diluted net income (loss) per share (2)	$1.21	$0.46	$(2.53)

Shares used in computing basic net income (loss) per share	68,116	69,461	69,449

Shares used in computing diluted net income (loss) per share	68,207	69,759	69,449

(1) Stock-based compensation in each category:

Cost of revenues	$2,745	$2,536	$3,255
Sales and marketing	5,292	5,620	6,422
Product development	8,073	9,654	10,267
General and administrative	11,749	10,978	12,002

(2) Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,466,211	$1,951,886
Short-term investments	1,216,067	951,953
Restricted cash	245,232	184,143
Accounts receivable, net	576,355	601,876
Financing receivables, net	165,172	226,098
Prepaid expenses and other current assets	753,457	695,888
Subtotal	4,422,494	4,611,844

Property and equipment, net	247,329	253,179
Operating lease right-of-use assets, net	21,609	24,872
Goodwill and intangible assets, net	302,076	307,300
Long-term investments	2,338,937	2,200,548
Other assets	78,935	71,085
Total assets	$7,411,380	$7,468,828

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$156,883	$170,647
Amount due to customers	118,281	121,558
Accrued expenses and other current liabilities	845,305	886,713
Short-term bank loan	66,538	81,649
Deferred revenues	221,292	143,073
Short-term operating lease liabilities	12,103	12,151
Short-term funding debts	135,575	173,821
Income taxes payable	129,880	129,591
Subtotal	1,685,857	1,719,203

Convertible debt	889,301	888,266
Senior notes	794,319	793,985
Long-term funding debts	38,829	22,260
Long-term deferred revenues	30,609	33,217
Long-term operating lease liabilities	10,436	13,081
Other long-term liabilities	108,195	100,903
Total liabilities	3,557,546	3,570,915

Shareholders’ equity
SINA shareholders’ equity(1)	2,548,871	2,638,481
Non-controlling interests	1,304,963	1,259,432
Total shareholders’ equity	3,853,834	3,897,913

Total liabilities and shareholders’ equity	$7,411,380	$7,468,828

(1)Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and off-balance-sheet credit exposures not accounted for as insurance. The cumulative impact arising from the adoption was a debit to retained earnings as of January 1, 2020 of $62.1 million.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2020	2019	2019

Net revenues
Weibo:
Advertising and marketing	$275,422	$341,141	$405,921
Weibo VAS	47,967	58,036	62,227
Subtotal	323,389	399,177	468,148

Non-Weibo:
Media Advertising	36,679	46,896	56,466
Fintech *	81,647	34,916	77,759
Subtotal	118,326	81,812	134,225

Elimination	(6,664)	(5,850)	(9,059)
	$435,051	$475,139	$593,314

Cost of revenues
Weibo	$74,110	$82,817	$90,566

Non-Weibo
Media Advertising	17,642	21,660	20,404
Fintech *	59,195	16,884	32,808
Subtotal	76,837	38,544	53,212

Elimination	(4,558)	(5,838)	(7,536)
	$146,389	$115,523	$136,242

Gross margin
Weibo	77%	79%	81%
Non-Weibo	35%	53%	60%
Total gross margin	66%	76%	77%

*	Fintech includes Fintech services and SINA Media other businesses. For the first quarter of 2020, SINA Media other revenue was $3.9 million, compared to $6.4 million for the same period last year.

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2020				March 31, 2019				December 31, 2019
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$309,995			$309,995	$388,025			$388,025	$460,864			$460,864
Non-advertising revenues	125,056	(2,609)	(a)	122,447	87,114	(2,609)	(a)	84,505	132,450	(2,609)	(a)	129,841
Net revenues	$435,051	$(2,609)		$432,442	$475,139	$(2,609)		$472,530	$593,314	$(2,609)		$590,705

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,745	(b)			2,536	(b)			3,255	(b)
Gross profit	$288,662	$136		$288,798	$359,616	$(73)		$359,543	$457,072	$646		$457,718

										(28,691)	(b)
		(25,114)	(b)			(26,252)	(b)			(1,075)	(c)
		(1,080)	(c)			(1,124)	(c)			(125,809)	(d)
Operating expenses	$257,859	$(26,194)		$231,665	$272,687	$(27,376)		$245,311	$438,416	$(155,575)		$282,841

										(2,609)	(a)
		(2,609)	(a)			(2,609)	(a)			31,946	(b)
		27,859	(b)			28,788	(b)			1,075	(c)
		1,080	(c)			1,124	(c)			125,809	(d)
Income from operations	$30,803	$26,330		$57,133	$86,929	$27,303		$114,232	$18,656	$156,221		$174,877

										(2,609)	(a)
		(2,609)	(a)			(2,609)	(a)			31,946	(b)
		27,859	(b)			28,788	(b)			1,075	(c)
		1,080	(c)			1,124	(c)			125,809	(d)
		(5,873)	(e)			15,307	(e)			1,669	(e)
		(106,444)	(f)			(80,806)	(f)			234,106	(f)
		10,259	(g)			(7,436)	(g)			(129,158)	(g)
		1,369	(h)			1,035	(h)			1,371	(h)
		8,955	(i)			40,367	(i)			(6,032)	(i)
Net income (loss) attributable to SINA’s ordinary shareholders	$82,440	$(65,404)		$17,036	$33,083	$(4,230)		$28,853	$(175,446)	$258,177		$82,731

Diluted net income (loss) per share *	$1.21			$0.25	$0.46			$0.40	$(2.53)			$1.17

Shares used in computing diluted net income (loss) per share	68,207	—		68,207	69,759	—		69,759	69,449	94	(j)	69,543

Gross margin - advertising	75%	1%		76%	78%	1%		79%	81%	1%		82%
Gross margin - non-advertising	44%	-1%		43%	64%	-1%		63%	64%	-1%		63%
Operating margin	7%	6%		13%	18%	6%		24%	3%	27%		30%

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude the litigation reserve for arbitration of NAI.
(e)	To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(f)	To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.
(g)	To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To exclude the amortization of convertible debt and senior notes issuance cost.
(i)	To exclude the provision for income tax related to item (c) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**
(j)	To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS***

	Three months ended
	March 31, 2020			March 31, 2019			December 31, 2019
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$484			$287			$410
To exclude amortization of intangible assets resulting from business acquisitions		1,045			1,062			1,046
To exclude loss on disposal and impairment on investments, net		1,009			6,713			1,094
To exclude (gain) loss resulting from the fair value changes in investments, net		(7,735)			7,915			(205)
To exclude tax impacts related to amortization of intangible assets		(244)			(248)			(245)
Earning (loss) from equity method investments, net	$14,616	$(5,441)	$9,175	$(16,675)	$15,729	$(946)	$9,922	$2,100	$12,022
Share of amortization of equity investments’ intangibles not on their books	371	(371)	—	358	(358)	—	369	(369)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	61	(61)	—	64	(64)	—	62	(62)	—
	$15,048	$(5,873)	$9,175	$(16,253)	$15,307	$(946)	$10,353	$1,669	$12,022

*** Earning (loss) from equity method investments is recorded one quarter in arrears.